Exhibit 6.1

Asset Purchase Agreement

July 28, 2020

Hypersoft Ventures

East River Drive

Vera Beach FL

Robert Johnson, President

Re: HyperSoft Ventures Asset Purchase

Dear Mr. Johnson

This Asset Purchase Agreement ("APA") will reflect the sale of certain assets of Hypersoft Ventures (HV) (SELLER), holder of a majority interest in an active international commodities trading portal referenced as BOAPIN.com to Wearable Health Solutions Inc. (WHSI) (BUYER). HV will sell certain of its assets for a purchase price of 6,700,000 Series C Convertible Preferred Stock of WHSI, a two year (2) interest bearing, promissory note for 425,000 USD and performance based fees payable to a consultant. The BUYER is a USA based international online designer and seller of wearable medical alarm emergency devices including functional software components mainly to elderly individuals. Its business model operates via several websites including medipendant.com, wearablehealthsolutions.com and ihelpalarm.com.

BUYER's common stock is quoted on the OTC markets trading platform under the ticker symbol WHSI. Its common stock is eligible to be transferred electronically on the DTC and DWAC systems platforms. WHSI was incorporated in 2008 in Nevada, is a non-shell with approximately 133 shareholders and has 1,200,000,000 shares of Common Stock authorized, (the "Company Common Stock"), and approximately 297,199,177 shares of Company Common Stock issued and Convertible Preferred Stock "Series A-E" (the "Company Preferred Stock") authorized.

As of March 31, 2020 WHSI had the following Convertible Preferred Stock Series A-E issued and outstanding: Series A 688 shares, Series B 9,938 shares, Series C 138,886 shares, Series D 425,000 shares and Series E 400,000,000 shares all of which to be returned to treasury and; Series E 100,000,000 shares to be issued to affiliates.

Options, warrants, promissory notes or other securities convertible into or exercisable to purchase shares of common stock of the Company are referred to as the "Convertible Securities."

1. Plan of Organization

As part of the transaction, HV shall sell 100 % of its interest in BOAPIN.com and related assets for 425,000 USD in the form of a two year interest bearing promissory note, 6,700,000 Series C Convertible Preferred Stock of WHSI and performance based fees payable to The Federation of Industries from the State of Rondônia (FIERO) pursuant to the terms and conditions provided herein to be concluded among the parties. As a result of the transaction, BOAPIN.com and its relates assets will form a wholly owned subsidiary of WHSI.

1.1       Closing Date.       The date of closing of the transaction, shall be as soon as practicable after (i) completion of the due diligence investigation contemplated under Paragraph 5, "Due Diligence Inspection of Premises and Operations and Confidentiality", (ii) satisfaction of all conditions to closing set forth in Paragraph 2, "Conditions to Closing," and (iii) receipt of the required unaudited financial statements of a 10Q of WHSI for the most recent fiscal period and any other required regulatory approvals if any.

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1.2       SIC Industry Classification: as Communication Equipment.

1.3       Asset Sale. On the Closing Date, HV will sell 100% of its online commodities trading portal and certain other assets including but not limited to: its data science and files, marketing material, logos, advertising data, subscriber lists, source code, IP, trade secrets, trademarks, client lists, service marks, supplier data, banking documents, and website registrants derived in part from FIERO. This organization is a federal agency consisting of predominantly corporate entities in Brazil formed to further develop, commercialize and sell their products and services offered by its members. Purchase price to WHSI is 425,000 USD in the form of a two year (2) year interest bearing, convertible promissory note, 6,700,000 Series C Convertible Preferred Stock and performance based fees payable to FIERO when applicable.

1.4       Outstanding Options Promissory Notes and Warrants. There are, and there shall be as of the Closing Date, 5,000,000, Series E Convertible Preferred Stock of WHSI authorized of which 400,000,000 are issued and to be returned to treasury and 100,000,000 Series E Preferred stock to be issued to affiliates. There are two Convertible Promissory Notes for $25,000 each outstanding to ROBOTICS IISEE VISION INC. AND WEST COAST ROBOTICS INC. respectively held by Harrysen Mittler and Peter Pizzino which will be returned to treasury for cancellation and 200,000,000 common shares to be returned to treasury.

2.       Conditions to Closing

The APA contains both conditions to the consummation of the intended transaction and conditions that are usual and customary in connection with a transaction of this scope and magnitude, including, but not limited to, those set forth below. Failure of any of the following conditions set forth in the APA, shall give HV or WHSI, as the case may be, the right to terminate or abandon the transaction at their option.

2.1       that if any action or proceeding before any court or other governmental body shall be instituted or threatened to restrain, prohibit or invalidate the transaction, or which might affect the right of HV to own WHSI Preferred Stock or to sell certain assets at the Closing Date;

2.2       that if HV after inspection of WHSI premises, operations, financial and other affairs, as provided in Paragraph 5, "Due Diligence Inspection of the Premises and Operations and Confidentiality," disapprove of the condition or affairs of WHSI or its operations, it shall have the right to terminate or abandon the transaction at its option;

2.3       that HV, on the Closing Date, shall receive the WHSI Preferred Stock, free and clear of any liens, encumbrances or other obligations, except those imposed by the Securities Act of 1933 as amended or as contractually committed.

2.4       all trademarks, trade names, service marks, licenses, logos, patents, IP or other rights (if any) that HV and BOAPIN.com use in connection with their business model shall remain free and clear of any encumbrances, controversies, infringement or other claims or obligations except as contractually committed;

2.5       WHSI shall have no contingent or other liabilities connected with its business except, those stated in its most recent unaudited financial statements as of March 31,2020.

2.6       all lines of credit, debits, financing arrangements, leases and other contracts of WHSI if any shall be acceptable to HV and shall continue under their present terms and conditions. All approvals relating to the continued business operations of Medical Alert Concepts (MAC) its wholly owned subsidiary to affect the transaction contemplated hereby required by the foregoing instruments and arrangements shall have been obtained if any;

2.7       HV shall have obtained approval relating to the proposed transaction if any required, and will indemnify WHSI as a result of the sale for a period of 5 years from the date of closing of the transaction.

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2.8       the unaudited financial statements of WHSI and the contemplated Preferred Stock disposition shall be acceptable to HV; including the transfer to a wholly owned subsidiary of certain related assets and liabilities of $253,748.

2.9       no additional liabilities or obligations, salaries or other direct or indirect compensation, other than those incurred in the ordinary and necessary course of business shall have been incurred by WHSI and no extraordinary capital expenditures shall be undertaken without the consent of HV;

2.10       there shall be no outstanding claims by any employees of WHSI or their respective officers, consultants or sales representatives;

2.11      WHSI has conducted its affairs in accordance with all applicable laws and regulations and intends to file a Reg-A offering before December 31 2020 in an effort to finance the business efforts of its wholly owned subsidiary MAC and the expanding business model of BOAPIN.com;

2.12      WHSI is an OTC alternative markets filer, is current with regards to its periodic reporting here under to regulators except for a 10Q for the period ending March 31, 2010 to be filed with regulators;

2.13      WHSI will continue to operate its business through a its wholly owned subsidiary MAC as currently organized with existing staff, sales representatives, fixtures, computers, lease hold improvements as necessary;

2.14      HV shall deliver to WHSI the software, drivers, user guides and related assets of BOAPIN.com and other documentation as shall be reasonably requested by WHSI including all books, records, subscribers lists, data science and files, contracts marketing material, logos, website and registrants' details;

2.15      WHSI will file the necessary information relating to the proposed transaction with regulators if and when required;

2.16      The Board of Directors and Management of WHSI shall consider a reverse split of its capital stock on a (200-for-1) basis, notification to be filed with regulators by its securities counsel will be conducted as soon as practicable.

Upon review and satisfaction by counsel of the current affairs of HV and its proposed transaction of the sale of certain assets, the purchase and sale as herein contemplated will be completed as soon as possible. HV will agree to accept 6,700,000 Series C Convertible Preferred stock of WHSI, 425,000 USD in the form of a two year interest bearing promissory note and performance based fees to a consultant for the proposed transaction. During the closing period HV shall conduct its businesses only in the usual customary manner and shall not enter into any new contracts or assume any new obligations outside of the ordinary course of its businesses without the consent of the WHSI.

3.       Approval by Board of Directors

The binding APA to be executed by the HV and WHSI must be approved by the respective Boards of Directors of the companies, if required.

4.       Board of Directors and Officers — Closing: On closing Mr. Harrysen Mittler will continue to serve as Chairman, CEO and CFO of WHSI and Mr. Peter Pizzino will continue to serve as Director, President and Secretary of WHSI. Consultants, Wang Wong Ph.D and Antonio Campanari may be engaged by WHSI after closing.

5.       Due Diligence Inspection of Premises, Operations and Confidentiality. HV and their representatives shall have the right, upon execution hereof, to inspect all operations of WHSI, its premises if any and its unaudited financial statements and other records and to discuss the affairs of WHSI with its managers, employees, suppliers, advertisers, retailers, banking and other financial institutions, lessors and such other parties (if any) as HV conducting the due diligence process deems appropriate, upon reasonable notice of the proposed times and dates thereof.

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WHSI and its counsel shall complete its preliminary due diligence review as soon practicable on or before the Closing Date. WHSI and HV will cooperate with all reasonable requests for information. If the closing shall not occur, neither party shall divulge any information or confidential data received by it, except to the extent required to so disclose the same by law and except for information already publicly available.

6.       Negotiations with Third Parties. In consideration of the undertaking by WHSI of the substantial legal, accounting and other expenses incident to their proceeding toward the consummation of the transaction contemplated herein, the parties undertake and agree that, through the Closing Date, they will not enter into or pursue any arrangements or negotiations with any other party relative to the sale of control of BOAPIN.com without the consent of the WHSI.

7.       Public Announcement. The parties will make no public announcement or disclosure regarding the proposed transaction until the execution and completion of the APA or as required by regulators. The parties shall agree upon mutually acceptable language of the press release prior to its issuance. It is expected that notable news will be available for publication on a timely basis.

8.       Expenses. WHSI agrees to pay all legal, securities, accounting, auditing, bookkeeping and other costs associated with the proposed transaction.

9.       APA. The objective of the discussions of the parties has been the eventual execution and consummation of the purchase and sale of the asset transaction contemplate herein. The foregoing provisions include such other terms and conditions as may be agreed upon in the course of good faith negotiations between the parties and as are customary in transactions of this type. In this regard, the APA contains full and complete warranties and representations with respect to the WHSI's unaudited financial statements, litigation and other liabilities. In addition, the APA will restrict WHSI in incurring additional indebtedness, issuing additional shares of stock of any class and entering into transactions other than in the lawful and ordinary course of business and except for those contractually committed prior to the Closing Date.

10.      Binding Effect. The parties intend to proceed with the transactions contemplated herein and to execute the APA. Each party shall promptly notify the other of its progress on the matters specified herein.

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Sincerely yours,

Wearable Health Solutions Inc. (WHSI)	Wearable health Solutions Inc. (WHSI)

/s/ Harrysen Mittler	/s/ Peter Pizzino
By: Harrysen Mittler, CEO	By: Peter Pizzino, President

APPROVED AND AGREED
Hypersoft Ventures (HV)

August 3, 2020	/s/ Robert Johnson
By: Robert Johnson, President

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